UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                              CENTRAL BANCORP, INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
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                         (Title of Class of Securities)

                                   152418 10 9
                                 --------------
                                 (CUSIP Number)

                                 JOHN D. DOHERTY
                              CENTRAL BANCORP, INC.
                               399 HIGHLAND AVENUE
                              SOMERVILLE, MA 02144
                                 (617) 628-4000
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                       NA
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 230.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 8 pages

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CUSIP NO. 152418 10 9                  13D                     PAGE 2 OF 8 PAGES
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1          NAMES OF REPORTING PERSONS:
           JOHN D. DOHERTY

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
           NOT APPLICABLE
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INTRUCTIONS)
                                                                (a) [ ]

                                                                (b) [X]

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3          SEC USE ONLY

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4          SOURCE OF FUNDS (SEE INTRUCTIONS0
           PF, OO
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5          CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED      [ ]
           PURSUANT TO ITEMS 2(d) or 2(e)
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6          CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES OF AMERICA

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       NUMBER OF          7      SOLE VOTING POWER               128,869
         SHARES           ------------------------------------------------------
      BENEFICIALLY        8      SHARED VOTING POWER              12,661
        OWNED BY          ------------------------------------------------------
          EACH            9      SOLE DISPOSITIVE POWER          128,869
       REPORTING          ------------------------------------------------------
         PERSON           10     SHARED DISPOSITIVE POWER         12,661
          WITH
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               141,530
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
               [ ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               8.5%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
               IN
--------------------------------------------------------------------------------

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CUSIP NO. 152418 10 9                   13D                    PAGE 3 OF 8 PAGES
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--------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS:
           JOSEPH R. DOHERTY

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
           NOT APPLICABLE
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [ ]

                                                                (b) [X]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS (SEE INSTRUCTIONS)
           PF
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED    [ ]
           PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES OF AMERICA

--------------------------------------------------------------------------------

       NUMBER OF          7      SOLE VOTING POWER                    60,675
         SHARES           ------------------------------------------------------
      BENEFICIALLY        8      SHARED VOTING POWER                       0
        OWNED BY          ------------------------------------------------------
          EACH            9      SOLE DISPOSITIVE POWER               60,675
       REPORTING          ------------------------------------------------------
         PERSON           10     SHARED DISPOSITIVE POWER                  0
          WITH
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             60,675
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
           [ ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
            3.7%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                    IN
--------------------------------------------------------------------------------

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CUSIP NO. 152418 10 9                   13D                    PAGE 4 OF 8 PAGES
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--------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS:
           JOSEPH R. DOHERTY FAMILY LIMITED PARTNERSHIP, L.P.

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
           NOT APPLICABLE
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a) [ ]

                                                                 (b) [X]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED    [ ]
           PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE

--------------------------------------------------------------------------------

       NUMBER OF          7      SOLE VOTING POWER                     0
         SHARES           ------------------------------------------------------
      BENEFICIALLY        8      SHARED VOTING POWER              60,675
        OWNED BY          ------------------------------------------------------
          EACH            9      SOLE DISPOSITIVE POWER                0
       REPORTING          ------------------------------------------------------
         PERSON           10     SHARED DISPOSITIVE POWER         60,675
          WITH
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             60,675
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
           [ ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           3.7%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                    PN
--------------------------------------------------------------------------------

ITEM 1.           SECURITY AND ISSUER

     This statement on Schedule 13D relates to the common stock, $1.00 par value (the "Common Stock") of Central Bancorp, Inc., 399 Highland Avenue, Somerville, Massachusetts 02144 (the "Issuer").

ITEM 2.           IDENTITY AND BACKGROUND

     (a) The names of the persons filing this statement are John D. Doherty, Joseph R. Doherty and the Joseph R. Doherty Family Limited Partnership, L.P. (the "FLP" and collectively, the "Reporting Persons").

     (b) The Reporting Persons' business addresses are each 399 Highland Avenue, Somerville, Massachusetts 02144.

     (c) John D. Doherty's principal occupation is President and Chief Executive Officer of the Issuer. Joseph R. Doherty's principal occupation is Chairman of the Board of the Issuer.

     (d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) John D. and Joseph R. Doherty are citizens of the United States.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Joseph R. Doherty has acquired 60,675 shares with $1,055,222 of his own funds. Such shares have been transferred to the FLP of which Joseph R. Doherty is the general partner. John D. Doherty has acquired 65,537 shares with $54,079 of his own funds and $1,142,360 in funds borrowed from Joseph R. Doherty pursuant to a demand promissory note which has been reduced in principal amount to $1,062,360. In addition, John D. Doherty acquired 37,693 shares by gift from Joseph R. Doherty and has 12,661 shares allocated to his account in the Central Co-operative Bank Employee Stock Ownership Plan ("ESOP") for which he was not required to pay monetary consideration.

ITEM 4.           PURPOSE OF TRANSACTION

     This Statement on Schedule 13D is being filed by the Reporting Persons solely to avoid the vexatious and wasteful litigation that has been threatened by the PL Capital LLC in their letter attached as Exhibit 1 hereto.

     The  Reporting  Persons  specifically  disclaim  that  they are a group for purposes of Section 13(d) of the Securities Exchange Act of 1934 and specifically confirm that they have not acquired any securities for the purpose, or with the effect, of changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect.

     The shares of Common Stock beneficially owned by the Reporting Persons are being held for investment. From time to time, the Reporting Persons may acquire additional shares through the reinvestment of dividends and, depending on market conditions, open market purchases. For estate planning purposes, Joseph R. Doherty intends to transfer shares owned by him to the FLP and may make inter vivos transfers of shares and limited partnership interests in the FLP to John
D. Doherty. John D. Doherty may also acquire beneficial ownership of shares allocated to his account in the ESOP and upon future grants of options under the 1999 Option Plan.

     Because John D. and Joseph R. Doherty are father and son, they are presumed under Federal Reserve Board regulations to be "acting in concert" for purposes of the Change in Bank Control Act. Federal Reserve Board regulations implementing the Change in Bank Control Act generally prohibit acquisitions of more than 10% of shares of a bank holding company by any persons or persons acting in concert without prior notice to the Federal Reserve Board. The Reporting Persons do not believe that the Federal Reserve Board presumptions would cause them to be deemed a group for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose. The Dohertys jointly, and John D. Doherty individually, have filed Change in Bank Control Notices with the Federal Reserve Board and have been cleared to increase their combined ownership and John D. Doherty's individual ownership to up to 20% of the Issuer's outstanding stock. Because the FLP is presumed to be acting in concert with Joseph R. Doherty as its general partner, the FLP has filed and received clearance of a Notice of Change in Bank Control provided that its ownership does not cause the aggregate ownership of the Dohertys to exceed 20%. The Federal Reserve Board has also determined that the FLP is a "qualified family partnership" for purposes of the Bank Holding Company Act of 1956.

     Except as provided above or except in their official capacities as directors and executive officers of the Issuer, none of the Reporting Persons have any present plans or proposals, either individually or in their capacities as trustees or executors which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the Issuer's charter, bylaws, or instruments corresponding thereto or other action which may impede the acquisition or control of the Issuer by any person: (g) any change in the Issuer's business or corporate structure; (h) causing a class of securities of the Issuer to be de-listed form a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities and Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

     (a) John D. Doherty beneficially owns 141,530 shares of the Common Stock representing 8.5% of the shares of Common Stock outstanding. The FLP beneficially owns 60,675 shares of the Common Stock representing 3.7% of the shares of Common Stock outstanding. As general partner of the FLP, Joseph R. Doherty may be deemed to have voting and dispositive power over the shares held by the FLP.

     (b) John D. Doherty has sole voting and dispositive power over 128,869 shares of the Common Stock and has shared voting and dispositive power over 12,661 shares allocated to his account in the ESOP. As sole general partner of the FLP, Joseph R. Doherty has sole voting and dispositive power over 60,675 shares of the Common Stock held by the FLP.

     (c) During the last 60 days, the Reporting Persons have effected the following transactions in the Common Stock:

                         Date of                        Price         Nature of
Name                   Transaction       Amount       Per Share      Transaction
----                   -----------       ------       ---------      ------------
John D. Doherty          7/11/02         12,573        $16.625     Option Exercise
John D. Doherty          7/11/02         13,066         $20.25     Option Exercise


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER

     Other than the Joint Filing Agreement attached as Exhibit 2, the Demand Promissory Note from John D. Doherty to Joseph R. Doherty attached as Exhibit 3 and the Joseph R. Doherty Family Limited Partnership Agreement attached as
Exhibit 4 or as otherwise disclosed herein, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons or between any of the Reporting Persons and any other person with respect to the securities of the Issuer.

ITEM 7.           MATERIAL REQUIRED TO FILED AS EXHIBITS

     The following exhibits are filed with this statement on Schedule 13D:

     1.   Letter, dated   February  22, 2002,  from  Richard  Lashley to John D.
          Doherty, Joseph R. Doherty, and the Joseph R. Doherty Family Limited Partnership, L.P. *
     2.   Joint Filing Agreement among the Reporting Persons *
     3.   Demand Promissory Note
     4.   Joseph R. Doherty Family Limited Partnership Agreement *

---------
*   Previously filed.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: July 22, 2002                           /s/ John D. Doherty
                                              ----------------------------------
                                              John D. Doherty



Date: July 22, 2002                           /s/ Joseph R. Doherty
                                              ----------------------------------
                                              Joseph R. Doherty




Date: July 22, 2002                        Joseph R. Doherty Family Limited
                                           Partnership, L.P.


                                           By:/s/ Joseph R. Doherty
                                              ----------------------------------
                                              Joseph R. Doherty
                                              General Partner